Exhibit 99

                                 [UNILEVER LOGO]

                             N E W S   R E L E A S E


                          Unilever United States, Inc.

Media Relations Contact:                           Investor Relations Contact:
Nancy Goldfarb                                     Leigh Ferst
212-906-4690                                       212-906-3430

                                                   FOR RELEASE AT 2:00 A.M. EST


      UNILEVER TO CONVERT (euro)0.05 N.V. PREFERENCE SHARES DURING Q1 2005

New York, NY -- March 24, 2004 -- Unilever announced today that it intends to exercise its option to convert its (euro)0.05 N.V. preference shares into ordinary Unilever N.V. shares during the first quarter of 2005. The conversion will follow the terms stipulated in the original information memorandum and in Unilever's Articles of Association.

The conversion will be met out of existing shares and will not involve the issue of any new shares. The maximum number of ordinary Unilever N.V. shares involved is 18.9 million.

The preference shares were offered to holders of ordinary Unilever N.V. shares at the time of the special dividend payment in 1999. Further background, including details of the terms of the conversion, are given in the note attached.

The decision to convert reflects the current ordinary Unilever N.V. share price, respects the interests of all Unilever shareholders, and is consistent with the conditions of the original issue.

The conversion timing takes into account fiscal considerations reflecting changes to Dutch taxation in recent years and allows for the purchase of ordinary N.V. shares from the market to the extent that this is required for the conversion.

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Unilever will discuss with Euronext an extension of the listing of the preference shares beyond 31 December 2004 and until the conversion.

Following conversion, the preference shares will retain a (euro)0.05 residual notional value, which Unilever intends to redeem for cash in 2005, subject to approval at the 2005 AGM of Unilever N.V.

The normal preference dividend will accrue up to the date of conversion and thereafter will accrue on the residual notional value until its redemption.

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Background to the (euro)0.05 N.V. Preference Shares


The preference shares were issued on 9 June 1999 as part of a special dividend of (euro)6.58 per ordinary share. They were offered to holders of ordinary Unilever N.V. shares or depositary receipts for ordinary Unilever N.V. shares as an alternative to a cash payment. The preference shares are listed on Euronext Amsterdam. The formal nominal value of the preference shares is NLG 0.10, which is represented in euros as (euro)0.05. (* See below)

The terms of the preference shares were set out in the original information memorandum which is available on the Unilever web site. These terms, which followed an agreement with the Dutch tax authorities, are:

o Unilever agreed not to buy back the preference shares before 9 June 2004.

o After 9 June 2004, Unilever has the option to convert (euro)6.53 of the notional value ((euro)6.58) of the preference shares into ordinary Unilever N.V. shares with a nominal value of (euro)0.51 each. The terms of conversion are set out in Unilever's Articles of Association and are as follows:

     Each (euro)0.05 cent preference share entitles the holder to a number of scrips of ordinary shares determined by the formula: 6.53 divided by 1/112 x P, where P is the weighted average share price in euros of an ordinary Unilever N.V. share on the last trading day before the day of conversion. The number of scrips is limited to a maximum of 10 per preference share. A number of 112 scrips will be converted automatically into 1 Unilever N.V. ordinary share.

     Put briefly, this means that if the ordinary Unilever N.V. share price at the time of conversion is (euro)73.18 or higher, the maximum value that could be received upon conversion is (euro) 6.58 ((euro)6.53 + (euro) 0.05 remaining notional value). At a lower N.V. share price, a lower value would be received because of the maximum of 10 scrips which can be obtained for each preference share.

     After conversion the preference shares could be redeemed by repayment of the residual value of (euro)0.05.

These terms ensured that the preference shares were subject to market risk, and thus met the conditions of the Dutch tax authority.

Unilever said at the time of issue that it expected to exercise the conversion right if any preference shares remained outstanding after 1 December 2004.

Further information, including the original information memorandum, is available at:
www.unilever.com/investorcentre/shareholderinformation/nvshares

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* The euro amounts shown above are representations in euros on the basis of
Article 67c Book 2 of the Dutch Civil Code, rounded to two decimal places, of underlying Dutch guilders, as these have not been converted into euros in Unilever's Articles of Association.

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